UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 3, 2004

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

_________________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi Cosi

Quinny

Baby Relax

Babidéal

MonBébé

Bébé Confort

HOME FURNISHINGS

Ameriwood

Ridgewood

Charleswood

Dorel Home Products

Cosco Home & Office

Dorel Asia

Carina Furniture

RECREATIONAL / LEISURE

Pacific Cycle

Schwinn

GT

Mongoose

In Step

EXCHANGES

CANADA

TSX:

DII.A, DII.B

U.S.A.

NASDAQ:

DIIBF

CONTACT:

Maison Brison

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL POSTS BEST-EVER QUARTERLY RESULTS

•

Third quarter earnings up 50.5%; revenues increase 43.5%

•

Sting Ray bike sales drive earnings

•

Juvenile sales/earnings up in North America and Europe

•

Home Furnishings experiences strong sequential earnings improvement

Montreal, November 3, 2004 — Dorel Industries Inc. (TSX: DII.MV; DII.SV; NASDAQ: DIIB) today announced record results for the third quarter ended September 30, 2004. Revenues increased 43.5%, reaching US$428.2 million compared to US$298.5 million last year. Third quarter net income was up 50.5% to US$28.2 million or US$0.86 per share fully diluted compared to US$18.8 million or US$0.58 per share fully diluted a year ago. For the nine months, revenues increased 45.6% to US$1.2 billion from US$840.1 million while net income grew 21.5% to US$66 million from US$54.3 million. Year-to-date earnings per share were US$2.00 compared to last year’s US$1.68 on a fully diluted basis.

Dorel President and CEO, Martin Schwartz, confirmed previous statements that the second half of 2004 would be stronger than the first six months. “We have concentrated heavily on exciting new product introductions and low cost production, producing our best quarter ever. Margins have improved across many of our product lines although the continuing rise in resin prices has kept margins from being even higher. The Sting Ray bicycle has continued to perform beyond expectations and many retailers have predicted that it will be one of this year’s hottest Christmas gift items. We remain encouraged for the balance of the year and are maintaining our 2004 earnings per share guidance at US$3.00 to US$3.15.”

Results for the third quarter and nine months ended September 30, 2004 were as follows:

Summary of Financial Highlights
Third quarter ended September 30
All figures in thousands of US $, except per share amounts
	2004	2003	Change %
Total revenues	428,154	298,464	43.5%
Net income	28,244	18,767	50.5%
Per share - Basic	0.86	0.59	45.8%
Per share - Diluted	0.86	0.58	48.3%
Average number of shares outstanding -
diluted weighted average	32,893,018	32,367,940

Summary of Financial Highlights
Nine months ended September 30
All figures in thousands of US $, except per share amounts
	2004	2003	Change %
Total revenues	1,222,912	940,089	45.6%
Net income	65,951	54,277	21.5%
Per share - Basic	2.02	1.72	17.4%
Per share - Diluted	2.00	1.68	19.0%
Average number of shares outstanding -
diluted weighted average	32,913,019	32,329,837

Juvenile

Third quarter sales in the Juvenile segment rose 8.7% to US$179.6 million from US$165.2 million a year ago. Earnings from operations rose 32.6% to US$18.1 million, compared to US$13.6 million. Nine month sales reached US$565.3 million, a 13.3% increase from last year’s US$499.1 million. Earnings from operations for the nine months were US$48.3 million, down 3.6% year-over-year.

Both North America and Europe experienced third quarter sales and earnings advances. In North America, increased earnings were driven principally by higher sales volumes and earnings in Canada, as the Canadian dollar continued to strengthen. In Europe, earnings also rose, mainly as a result of improvements at Dorel Europe’s Northern operations and the effects of the stronger euro. Many of the changes implemented in Europe since the beginning of the year have begun to take effect, translating into improved earnings.

Home Furnishings

Home Furnishings revenues for the third quarter gained 7.1% to reach US$142.7 million compared to US$133.2 million a year ago. Earnings from operations declined 17.7% to US$14.1 million from US$17.1 million last year. For the nine months, revenues were up 16.0% to US$395.7 million from US$341.0 million, while earnings from operations were down 36.7% to US$29.4 million from US$46.5 million last year.

Earnings from operations more than doubled from the second quarter. Board prices continue to remain high and reduced the segment’s ready-to-assemble (RTA) operations earnings versus last year. However, as compared to the second quarter, earnings improved due to higher volumes and improved margins. In addition, the segment’s futon business, Dorel Asia and Cosco Home & Office all posted significant gains over both last year and the second quarter of 2004. The new mattress manufacturing equipment installed during the year at the Montreal futon plant also contributed to the segment’s earnings. In addition, Dorel Asia had its most profitable quarter and for the year is on track for a 50% increase in earnings over last year.

During the third quarter, Cosco Home & Office launched Ability Care Essentials, a new Dorel consumer products category to address the aging baby-boomer population. Products will incorporate a wide variety of home healthcare items in three sectors: mobility, ambulatory and bath safety. Sales of US$25 million are anticipated in the first three years. In addition, Ameriwood signed a licensing agreement with California Closets, a strong household name which offers storage solutions for the home and office. Ameriwood will manufacture and distribute storage systems and related furniture to select national retailers under licence from California Closets.

Recreational/Leisure

Third quarter revenues reached US$105.8 million while earnings from operations were US$14.7 million. Year-to-date revenues were US$261.9 million with earnings from operations of US$33.8 million. The Sting-Ray bicycle is on track to be the most successful model of 2004 as all retailers continue to report strong weekly sales.

The Interbike trade show took place in Las Vegas October 6th – 8th and Pacific Cycle had its most successful show with independent bike dealers (IBD’s) since acquiring the Schwinn and GT brands.  In addition, the Sting-Ray is driving traffic into these stores, further demonstrating the power of the brand.  Show bookings were up 80% over last year.

Special Recognition

On October 20th, Dorel’s executive management team, comprising Martin Schwartz, Jeffrey Schwartz, Alan Schwartz and Jeff Segel were collectively named as the recipient of the Quebec region Ernst & Young Entrepreneur of the Year 2004 Award. The group also received one of eight industry category awards. In their 11th year, the Entrepreneur of the Year awards honour those who have demonstrated excellence and extraordinary success in areas such as innovation, financial performance and personal commitment to their businesses and communities. Dorel executive management now qualifies for the national award, to be announced tomorrow night in Ottawa.

Outlook

Mr. Schwartz said the Company remains confident that the balance of the year will live up to expectations. “There have been a series of new product introductions in all of our divisions, many of which have met with an enthusiastic response.  The juvenile segment’s Ride-On vehicles have been endorsed by major retailers. New models, including a fire truck, are being introduced in time for Christmas. Schwinn’s Sting Ray bicycle is riding a wave of popularity that has made it the hottest product ever launched by Dorel. It is on a number of retailers’ top Christmas gift lists and will help drive earnings in the fourth quarter. In Europe, the new BUZZ stroller, one of several new product launches, has been nominated for product of the year in the U.K. and baby product of 2005 in the Netherlands.”

CONFERENCE CALL

Dorel Industries Inc. will hold a conference call to discuss these results today at 1:30 P.M. Eastern Time. Interested parties can join the call by dialling (514) 807-8791 (Montreal or overseas) or (800) 814-4861 (elsewhere in North America). The conference call can also be accessed via live webcast at www.newswire.ca or www.q1234.com. If you are unable to call in at this time, you may access a tape recording of the meeting by calling 1-877-289-8525 and entering the passcode 21096358# on your phone. This tape recording will be available on Wednesday, November 3 as of 3:30 P.M. until 11:59 P.M. on Wednesday, November 10.

Complete financial statements will be available on the Company's website, www.dorel.com, and will be available through the SEDAR and EDGAR websites.

Profile

Dorel is a global consumer products company which designs, manufactures or sources, markets and distributes a diverse portfolio of powerful product brands, marketed through its Juvenile, Home Furnishings, and Recreational/Leisure segments. US operations include the Dorel Juvenile Group USA, which incorporates the Cosco and Safety 1st brands; Ameriwood Industries, Cosco Home & Office; and Pacific Cycle, which includes the Schwinn, Mongoose, GT, InSTEP and Roadmaster brands. In Canada, Dorel operates Dorel Juvenile Group Canada, Ridgewood Industries and Dorel Home Products. The Dorel Juvenile Group Europe carries out activities throughout Europe, under the Maxi-Cosi, Quinny, Safety 1st, Bébé Confort, Babidéal, MonBébé and Baby Relax brands. Dorel Asia sources and imports home furnishings. Dorel employs approximately 5,000 people in fourteen countries. 2003 sales were US$1.2 billion. 2004 sales are expected to be between US$1.6 – US$1.8 billion.

Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

DOREL INDUSTRIES INC.

CONSOLIDATED BALANCE SHEET

ALL FIGURES IN THOUSANDS OF US $

	As at September 30, 2004 (unaudited)	As at December 30, 2003 (audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	17,800	13,877
Funds held by ceding insurer	9,755	6,803
Accounts receivable	265,538	210,905
Inventories	291,716	207,371
Prepaid expenses	11,831	10,719
Future income taxes	5,541	9,184
	602,181	458,859

CAPITAL ASSETS	157,525	147,837
GOODWILL	658,791	380,535
DEFERRED CHARGES	19,682	18,501
INTANGIBLE ASSETS	86,292	85,448
FUTURE INCOME TAXES	8,151	8,382
OTHER ASSETS	10,270	10,995
	1,542,892	1,110,557

LIABILITIES
CURRENT LIABILITIES
Bank indebtedness	796	764
Accounts payable and accrued liabilities	351,129	253,145
Income taxes payable	5,263	2,037
Balance of sale payable	7,590	-
Current portion of long-term debt	7,552	7,758
	372,330	263,704

	532,706	282,421
LONG-TERM DEBT	14,095	13,818
PENSION OBLIGATION	15,635	2,314
BALANCE OF SALE	42,211	45,148
FUTURE INCOME TAXES	7,305	8,266
OTHER LONG-TERM LIABILITIES

SHAREHOLDERS’ EQUITY
CAPITAL STOCK	159,993	156,274
RETAINED EARNINGS	353,534	287,583
CUMULATIVE TRANSLATION ADJUSTMENT	45,083	51,029
	558,610	494,886
	1,542,892	1,110,557

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF INCOME

ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

	Third quarter ended		Nine months ended
	September 30, 2004 (unaudited)	September 30, 2003 (unaudited)	September 30, 2004 (unaudited)	September 30, 2003 (unaudited)

Sales	422,737	296,835	1,209,370	836,579

Licensing and commission income	5,417	1,629	13,542	3,510

TOTAL REVENUE	428,154	298,464	1,222,912	840,089

EXPENSES
Cost of sales	325,794	223,656	934,247	614,589
Operating	51,751	36,456	159,592	111,170
Amortization	8,142	7,459	25,562	21,761
Research and development costs	1,015	2,846	4,691	6,662
Interest on long-term debt	7,472	4,159	21,512	11,472
Other interest	2,473	238	2,988	498
	396,647	274,814	1,148,592	766,152

Income before income taxes	31,507	23,650	74,320	73,937

Income taxes	3,263	4,883	8,369	19,660
NET INCOME	28,244	18,767	65,951	54,277

EARNINGS PER SHARE:
Basic	0.86	0.59	2.02	1.72
Diluted	0.86	0.58	2.00	1.68

SHARES OUTSTNDING:
Basic – weighted average	32,770,265	31,743,931	32,709,782	31,636,085
Diluted – weighted average	32,893,018	32,367,940	32,913,019	32,329,837

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

ALL FIGURES IN THOUSANDS OF US $

	Nine months ended
	September 30, 2004 (unaudited)	September 30, 2003 (unaudited)

BALANCE, BEGINNING OF PERIOD	287,583	212,660

Net income	65,951	54,277

Premium paid on purchase of shares	-	(105)
BALANCE, END OF PERIOD	353,534	266,832

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

ALL FIGURES IN THOUSANDS OF US $

	Third quarter ended		Nine months ended
	September 30, 2004 (unaudited)	September 30, 2003 (unaudited)	September 30, 2004 (unaudited)	September 30, 2003 (unaudited)

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income from continuing operations:	28,244	18,767	65,951	54,277
Adjustments for:
Amortization	8,142	7,459	25,562	21,761
Future income taxes	(526)	262	(1,759)	240
Funds held by ceding insurer	(34)	5,472	(2,952)	4,523
Loss (gain) on disposal of capital assets	81	11	410	(453)
	35,907	31,971	87,212	80,348

Changes in non-cash working capital:
Accounts receivable	(46,683)	(13,308)	(24,069)	(4,276)
Inventories	(23,718)	3,526	(34,275)	(6,289)
Prepaid expenses	562	286	2,303	(1,078)
Accounts payable and accrued liabilities	18,399	11,648	46,545	8,808
Income taxes payable	5,657	165	6,331	(9,129)
	(45,783)	2,317	(3,165)	(11,964)
CASH PROVIDED BY OPERATING ACTIVITIES	(9,876)	34,288	84,047	68,384

FINANCING ACTIVITIES
Increase (decrease) in long-term debt	12,333	40,212	250,079	225,386
Balance of sale and other amounts payable	(69)	2,216	20,911	3,852
Issuance of capital stock	515	359	3,694	7,874
Repurchase of capital stock	-	-	-	(129)
Increase (decrease) in bank indebtedness	(1,228)	(4,042)	32	(11,572)
CASH PROVIDED BY (USED) IN FINANCING ACTIVITIES	11,551	38,745	274,716	225,411

INVESTING ACTIVITIES
Acquisition of subsidiary companies	-	(39,721)	(320,530)	(286,919)
Cash acquired	-	-	3,734	7,207
	-	(39,721)	(316,796)	(279,712)
Re-acquisition of accounts receivable	-	(27,750)	-	(27,750)
Additions to capital assets – net	(8,238)	(9,482)	(24,928)	(19,328)
Deferred charges	(2,850)	(1,251)	(9,727)	(5,496)
Intangible assets	(190)	(561)	(2,790)	(806)
CASH USED IN INVESTING ACTIVITIES	(11,278)	(78,765)	(354,241)	(333,092)
Effect of exchange rate change on cash	328	280	(599)	(789)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(9,275)	(5,452)	3,923	(40,086)
Cash and cash equivalents,
beginning of period	27,075	19,816	13,877	54,450
CASH AND CASH EQUIVALENTS, END OF PERIOD	17,800	14,364	17,800	14,364

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

 Chief Financial Officer

November 3, 2004